Exhibit 99.2

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

List of Directors and their Roles and Functions

The members of the board of directors (the “Board”) of China Southern Airlines Company Limited are set out below.

Executive Directors

Ma Xu Lun (Chairman)

Han Wen Sheng (Vice Chairman and President)

Luo Lai Jun

Independent Non-Executive Directors

Liu Chang Le

Gu Hui Zhong

Guo Wei

Cai Hong Ping

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee	Audit and Risk Management Committee	Remuneration and Assessment Committee	Nomination Committee	Strategic and Investment Committee	Aviation Safety Committee
Director
Ma Xu Lun			M		C
Han Wen Sheng		M		C	M
Liu Chang Le			M
Gu Hui Zhong	C	M	C	M
Guo Wei	M	C			M
Cai Hong Ping	M			M

Notes:

C	Chairman of the relevant Board committee
M	Member of the relevant Board committee

Guangzhou, the People’s Republic of China

28 December 2022